September 3, 2021

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Mainz Biomed B.V.

Registration Statement on Form S-1 Filed August 3, 2021

File No. 377-05301

This letter is in response to your letter of August 25, 2021 in which you provided a comment to the draft registration statement on Form F-1 (the “DRS”) of Mainz BioMed B.V. (the “Company”) confidentially submitted to the U.S. Securities and Exchange Commission on August 3, 2021. On the date hereof, the Company has confidentially submitted an amendment to the DRS (“Amendment No. 1”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

F-1

Prospectus Summary, page 1

1.	Your prospectus Summary should provide a balanced presentation of your business. Please revise to discuss the challenges you face, including, as examples only, your competition, being a foreign entity, relying on laboratories, the preclinical nature of your other products, etc. as detailed in your “Risk Factors.”

We note your comment. We have updated our disclosure in the Prospectus Summary of our Amendment No. 1 accordingly.

2.	On page 4 of the Summary, in the section titled “Competitive Advantages & Operational Strengths” you state that “ColoAlert currently offers the highest sensitivity” of all the CRC tests. Please cite whatever studies or tests that determined that ColoAlert offered the highest sensitivity out of all CRC screening tests. Please also discuss the current price of ColoAlert vs. other competitors, as price is an element you list under “Competitive Advantages & Operational Strengths.”

We have revised the disclosure in Amendment No. 1 to remove the statement that ColoAlert currently offers the highest sensitivity.

As the Company’s pricing strategy has yet to be finalized, we have removed the price element in our Competitive Advantages and Operational Strengths.

Implications of Being an Emerging Growth Company, page 26

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We note that we have not engaged in “testing the waters” communications, and as a result, we do not have any such written communication.

Use of Proceeds, page 27

4.	It is unclear from the Use of Proceeds if any of the proceeds will be used to pay off some of the debt Mainz has accumulated. Please specify whether or not the Use of Proceeds will be used to pay off debt.

We note your comment and have updated our Use of Proceeds in Amendment No. 1 accordingly.

Capitalization and Indebtedness, page 29

5.	Please address the following in your capitalization table:

●	Revise to only include indebtedness, broken down by respective classifications (i.e. convertible debt, silent partnerships, loans payable, etc.) and further distinguishing between related party/non-related party debt, and stockholders’ deficiency. As such:

○	Remove the line item ‘Total Current Assets’

○	Remove the line item ‘Total Current Liabilities’ as not all liabilities from the balance sheet are included in the capitalization table.

●	If you continue to present a cash and cash equivalents line item, please include a double line underneath that line so as to distinguish it from the capitalization line items

●	Include a line item for ‘Accumulated other comprehensive income’ and respective amounts for the Actual column to be consistent with what is reflected in the historical balance sheet as of December 31, 2020.

●	Include a total for capitalization at the bottom of the table.

We note your comment and have revised the disclosure in our Capitalization and Indebtedness in Amendment No. 1 accordingly.

6.	Please provide a pro forma adjustment related to the 2,010,000 of units and 140,000 warrants sold on April 26, 2021, for total proceeds of $603,000 or explain why this adjustment is not warranted.

We note your comment and have revised our Capitalization and Indebtedness in Amendment No. 1 accordingly. Additionally, we note that there was a private placement of ordinary shares in August 2021. This private placement has also been reflected in Amendment No. 1 as a pro forma adjustment.

7.	On page F-29, you noted that the 3.5% SPAs are convertible to common shares of the Company at EUR$1 per share in the event that the Company is involved in any of the following transactions: capital increases, a share or asset deal or a public offering. Tell us what consideration was given to provide a pro forma adjustment related to this conversion.

We note your comment and have updated our disclosure in Amendment No. 1 accordingly.

Company Information, page 32

8.	You disclose on F-39 that Mainz and PharmGenomics were under common control. Revise to address the following:

We do not believe that prior to the completion of the acquisition we are under common control with PharmGenomics GmbH (“PharmGenomics”). For accounting purposes, we had deemed ourselves as under common control as we believe that the assets and liabilities of PharmGenomics must be presented at their historical carrying values. We now believe that the more accurate description is that pursuant to IFRS 10 and IFRS 3.7 and B13 the merger of the Company and PharmGenomics should be treated as a reverse acquisition by PharmGenomics, with PharmGenomics being the accounting acquirer, and the Company as the acquired company. The Company has revised the disclosure on page [F-39] of the Amended F-1 to remove the statement that the Company and PharmGenomics are under common control and to state the merger should be treated as a reverse acquisition by PharmGenomics.

●	Revise this section to more clearly describe the extent and basis of common control between the two entities, separately quantifying significant ownership interests.

Based on the revised disclosure and the removal of the statement that we are under common control with PharmGenomics, we do not believe that this comment is still applicable.

●	Discuss the prior relationships between the owners, clearly identifying relationships with ColoAlert AS and any other related parties.

Based on the revised disclosure and the removal of the statement that we are under common control with PharmGenomics, we do not believe that this comment is still applicable.

●	Revise to provide a diagram of the ownership structure of Mainz and PharmGenomics before the merger, after the merger, and after the offering (including the effects of the selling shareholders portion of the offering).

Based on the revised disclosure and the removal of the statement that we are under common control with PharmGenomics, we do not believe that this comment is still applicable.

●	Revise this section, your MD&A, as well as your pro forma financial statements to clearly disclose the accounting for the merger, including your basis for that accounting.

We have revised Amendment No. 1 to (i) clarify that the merger of Mainz BioMed B.V. and PharmGenomics GmbH should be treated as a reverse acquisition by PharmGenomics GmbH, with PharmGenomics GmbH being the accounting acquirer, and Mainz BioMed B.V. as the acquired company and (ii) to provide the basis for that accounting.

●	Tell us the accounting guidance on which you relied for that determination.

For accounting purposes, we have determined that the merger of Mainz BioMed B.V. and PharmGenomics GmbH should be treated as a reverse acquisition by PharmGenomics GmbH, with PharmGenomics GmbH being the accounting acquirer, and Mainz BioMed B.V. as the acquired company. We considered the accounting guidance provided by IFRS 10 and IFRS 3.7 and B13. The prevailing fact pattern in making this decision is that Mainz BioMed B.V. was created for the sole purpose of acquiring PharmGenomics GmbH and to raise capital in advance or the combined company’s planned initial public offering, and the shareholders of PharmGenonmics will receive 62% of the outstanding shares of Mainz BioMed B.V. at the closing of the Contribution Agreement.

9.	You view the acquisition of PharmaGenomics as a “probable acquisition.” Please disclose the anticipated date when this acquisition will happen.

We anticipate that the acquisition of PharmGenomics will occur in September or October of 2021, but in no event shall we close our proposed initial public offering if the acquisition has not occurred.

Results of Operations

Comparison of the Year Ended December 31, 2020 and 2019, page 48

10.	Revise to separately quantify each of the factors discussed related to the increases/decreases in each financial statement line item. Specifically address the following:

●	regarding the increase in revenues, quantify the increase in the amount of statutory healthcare system reimbursements related to third party laboratory testing conducted during 2020 compared to 2019.

●	provide a breakdown of product sales between your significant products for each periods presented.

●	quantify the one-time license fees for the ColoAlert product in 2019 and revise Note 13 on page F-31 to provide separate quantification there as well.

●	regarding your operating expenses, please separately quantify each factor noted (i.e. consulting fees, advertising, bad debt expense, professional fees, salaries and benefits, etc.) and provide an explanation for each increase/decrease.

We note your comment. We have updated our disclosure, financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operation in Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates, page 50

11.	You disclose on page II-2 that you issued 200,000 ordinary shares to your Chief Executive Officer. Revise your MD&A to discuss this issuance as well as any other equity issuances for compensation. Revise your MD&A as well as your footnotes to disclose how you accounted for these shares, including how you determined the value of the shares. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

We acknowledge your comment and will supplementally provide the requested information as soon as an estimated offering price range is known.

Material Agreements, page 64

12.	Please revise to disclose the type of patent protection granted and the applicable jurisdiction of your patents and pending applications.

We note your comment. We have revised Amendment No. 1 to (i) disclose that the intellectual property assets subject to the option agreement are trade secrets do not include patents or patents pending and (ii) to further clarify that we do not own any patents and do not have any pending patent applications.

PharmGenomics GmbH

Notes to the Financials Statements

Basis of Presentation and Statement of Compliance, page F-18

13.	You note here that your financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Issues Committee and similar disclosure is provided on page 50; however your auditors noted in their audit report that your financial statements have been presented in conformity with accounting principles generally accepted in the United States. Please revise for consistency. Revise your summary financial data disclosures on pages 9-10 and 47 as well as your pro formas beginning on page F-36 to clearly identify the accounting standards used.

The audit report erroneously stated that our financial statements had been presented in conformity with U.S. GAAP. The audit report in Amendment No. 1 has been revised to correctly state that the financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and we have also revised our summary financial data and pro formas to further reflect this.

Summary of Significant Accounting Policies and Use of Estimates and Judgments Research and Development, page F-20

14.	Please include your accounting policy related to government grants received for research and development (R&D) purposes. Refer to IAS 20. Also, in light of the significant emphasis on R&D activities in the forepart of your document, revise to separately report R&D expenses as a separate line item on the face of your income statement or tell us how you determined that was not appropriate. To the extent you are able to support your decision not to report R&D on a separate line item, revise your footnotes to provide a table of R&D by line item on which they are reflected in your income statement. Revise your MD&A to provide a breakdown of R&D expenses by type of expense as well as by product candidate.

We note your comment. We have updated our disclosure, financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operation in Amendment No. 1 accordingly.

Government Grants, page F-32

15.	Please disclose the remaining balance at December 31, 2020 of the grant from the German Federal Ministry of Research and Education for the development of PancAlert of up to approximately €440,000 and the grant from the European Fund for Economic and Regional Development for the development of GenoStrip of up to approximately €205,000.

We note your comment. We have updated our disclosure to Government Grants in Amendment No. 1 accordingly.

Mainz BioMed B.V.

Notes to the Financials Statements

Note 2. Basis of Preparation and Going Concern, page F-7

16.	You note here that your financial statements have been prepared in accordance with International Financial Reporting Standards. However, your audit report states that your financial statements are in conformity with accounting principles generally accepted in the United States. Please revise for consistency. To the extent, these financials were prepared in accordance with International Financial Reporting Standards, revise to specifically confirm, if true, that they were prepared in accordance with “International Financial Reporting Standards as issued by the International Accounting Standards Board.”

The audit report erroneously stated that our financial statements had been presented in conformity with U.S. GAAP. The audit report in Amendment No. 1 has been revised to correctly state that the financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board,

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 1, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to Amendment No. 1 or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Guido Baechler
Guido Baechler
Chief Executive Officer

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